Exhibit 23.5

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

PSS World Medical, Inc.:

We consent to the use of our report(s) dated May 25, 2012, with respect to the consolidated balance sheets of PSS World Medical, Inc. as of March 30, 2012 and 2011, and the related consolidated statements of operations, equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 30, 2012, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of March 30, 2012, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

KPMG LLP

Jacksonville, Florida

June 15, 2012